Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Boston Scientific Corporation for the registration of debt securities and to the incorporation by reference therein of our report dated February 10, 2006, with respect to the consolidated balance sheets of Guidant Corporation as of December 31, 2005 and 2004 and the consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, included in Guidant Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana
December 7, 2009